Exhibit 99.3

[FORM OF LETTER TO BENEFICIAL HOLDERS]

Up to 1,069,052 Shares of T Bancshares, Inc. Common Stock

__________, 2008

To Security Dealers, Commercial Banks,
Trust Companies and Other Nominees:

This letter is being distributed to securities dealers, commercial banks, trust companies, and other nominees in connection with the rights offering (the “Rights Offering”) by T Bancshares, Inc. (the “Company”) of shares of its common stock, par value $0.01 per share (the “Common Stock”), issuable upon the exercise of transferable subscription rights (the “Subscription Rights”) distributed to all holders of record (the “Recordholders”) of Common Stock as of 5:00 p.m., New York City time, on July 31, 2008 (the “Record Date”). The Subscription Rights are described in the Prospectus, dated __________, 2008 (the “Prospectus”).

 In the Rights Offering, the Company is offering up to an aggregate of 1,069,052 shares of its Common Stock (the “Underlying Shares”) pursuant to the accompanying Prospectus. The Subscription Rights will expire, if not exercised, before 5:00 p.m., New York City time, on ________________, 2008, unless the Company extends the Rights Offering period (as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, each Recordholder will receive one (1) Subscription Right for every 1.59375 shares of Common Stock that the Recordholder owned as of the Record Date. Each Subscription Right will allow the holder thereof to subscribe for one (1) share of Common Stock (the “Basic Subscription Right”) at the subscription price of $7.50 per full share (the “Subscription Price”). For example, if Subscription Rights holder owned 1,000 shares of our Common Stock as of the Record Date, the Subscription Rights holder would receive 627 Subscription Rights and would have the right to purchase up to 627 shares of Common Stock (rounded down from 627.45 shares), at a price of $7.50 per share pursuant to the Basic Subscription Right.

In addition, each holder of Subscription Rights who exercises his, her, or its Basic Subscription Right in full will be entitled to an oversubscription privilege (the “Oversubscription Privilege”) to subscribe to purchase shares of Common Stock that are not purchased by other Subscription Rights holders through the exercise of their Basic Subscription Rights (the “Unsubscribed Shares”), subject to availability and the limitations described in the Prospectus. The maximum number of shares of Common Stock that a Subscription Rights holder may purchase pursuant to the Oversubscription Privilege will be the number of shares the holder purchased pursuant to the exercise of the holder’s Basic Subscription Right provided that such holder purchased the maximum number of shares allotted to the holder pursuant to the Basic Subscription Right. For example, if a Subscription Rights holder owned 1,000 shares as of the Record Date, the holder received 627 Subscription Rights in the Rights Offering. Pursuant to the Basic Subscription Right, the Subscription Rights holder may purchase up to 627 shares in the Rights Offering. If the Subscription Rights holder exercised the Basic Subscription Right to purchase all 627 shares, the holder may purchase up to an additional 627 shares pursuant to the Oversubscription Privilege, or an aggregate of 1,254 shares.

The Subscription Rights are evidenced by rights certificates (the “Rights Certificate”) registered in the Recordholder’s name or its nominee. Subscription Rights are fully transferable and may be sold, assigned, or otherwise transferred by endorsing the reverse side of the Rights Certificate and having the transferor’s signature guaranteed by an eligible guarantor institution. Subscription Rights are also transferable by operation of law (for example, upon the death of the recipient). However, we reserve the right to reject, in whole or in part, any subscription tendered in the Rights Offering other than subscriptions tendered by our existing shareholders as of the Record Date pursuant to their Basic Subscription Rights. If a rights holder transfers all or a portion of his, her or its Subscription Rights, neither the tranferor nor the transferee will have an Oversubscription Privilege.

We are asking persons who hold shares of Common Stock beneficially and who have received the Subscription Rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company, or other nominee, as well as persons who hold certificates of Common Stock directly and prefer to have such institutions effect transactions relating to the Subscription Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them. In addition, we are asking beneficial owners who wish to obtain a separate Rights Certificate to contact the appropriate nominee as soon as possible and request that a separate Rights Certificate be issued.

All commissions, fees, and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of American Stock Transfer & Trust Co. (the “Subscription Agent”), incurred in connection with the exercise of the Subscription Rights will be for the account of the holder of the Subscription Rights, and none of such commissions, fees, or expenses will be paid by the Company or the Subscription Agent.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Instructions as to the Use of T Bancshares, Inc. Rights Certificates;

3.	A form of letter that may be sent to your clients for whose accounts you hold shares of Common stock registered in your name or the name of your nominee, with an attached form of instructions;

4.	Notice of Guaranteed Delivery for Rights Certificates Issued by T Bancshares, Inc.;

5.	Nominee Holder Certification; and

6.	A return envelope addressed to the Subscription Agent

Your prompt action is requested. To exercise the Subscription Rights, you should deliver the properly completed and signed Rights Certificate (or Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures), with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Right and the Oversubscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, before the Expiration Date. Failure to return the properly completed Rights Certificate with the correct payment will result in your not being able to exercise the Subscription Rights held in your name on behalf of yourself or other beneficial owners. A Subscription Rights holder cannot revoke the exercise of Subscription Rights. Subscription Rights not exercised before 5:00 p.m., New York City time, on the Expiration Date will expire.

Additional copies of the enclosed materials may be obtained from the Subscription Agent, whose telephone number is (718) 921-8200. Any questions or requests for assistance concerning the Rights Offering should be directed to the Subscription Agent or Patrick Adams, CEO of the Company, at (972) 720-9000.

Very truly yours,

T Bancshares, Inc.

NOTHING IN THE PROSPECTUS OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF T BANCSHARES, INC., THE SUBSCRIPTION AGENT, OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.